UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                    THE BLACK & DECKER CORPORATION
                           (Name of Issuer)

              Common Stock, par value $.50 per share and
        Series B Cumulative Preferred Stock, without par value
                    (Title of Class of Securities)

                      Common Stock:  091797-10-0
                            (CUSIP Number)

          William T. Alldredge          Stuart L. Goodman
          Vice President - Finance      Schiff Hardin & Waite
          Newell Co.                    7200 Sears Tower
          29 East Stephenson Street     233 South Wacker Drive
          Freeport, Illinois 61032      Chicago, Illinois 60606
          (815) 235-4171                (312) 876-1000
             (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)


                             May 22, 1995
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Newell Co.
     IRS Identification No. 36-1953130

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ___
                                                               (b) ___

3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                     (a) ___
                                                               (b) ___

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     7,978,150

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     -0-

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     7,978,150

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,978,150

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%

14.  TYPE OF REPORTING PERSON

     CO




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
          This Amendment No. 2 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. This Amendment No. 2 amends only Items 2 and 5 of the
Schedule 13D. In accordance with Rule 13d-2(c) and Item 101(a)(2) of Regulation S-T, however, as the first amendment after mandated electronic filing, this Amendment No. 2 restates the entire text of the Schedule 13D and amendment previously filed, other than the text of the Exhibits previously filed pursuant to Item 7.


Item 1.   Security and Issuer.

          This Amendment No. 2 amends the Statement on Schedule 13D, as previously amended, relating to the common stock, par value $.50 per share (the "Common Stock"), the Series B Cumulative Convertible Preferred Stock, without par value ("Series B Stock"), and the associated rights to purchase Series A Junior Participating Preferred Stock, of The Black & Decker Corporation, a Maryland corporation (the "Corporation"), previously filed by Newell Co., a Delaware corporation ("Newell"). The principal executive offices of the Corporation are located at 701 East Joppa Road, Towson, Maryland 21204.


Item 2.   Identity and Background.

          This Statement is being filed by Newell, with its principal offices at Newell Center, 29 East Stephenson Street, Freeport,
Illinois 61032. Newell manufactures and markets high-volume staple consumer products which are sold through a variety of retail and wholesale distribution channels. Product categories include housewares, hardware, home furnishings and office products.

          During the past five years, Newell (i) has not been convicted in any criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          The information required by this Item for each executive officer and director of Newell is set forth in Attachment I hereto which is incorporated herein by reference.

          In accordance with the terms of the Letter Agreement dated August 13, 1991 attached as Exhibit 1 to the Statement on Schedule 13D previously filed by Newell (the "Letter Agreement"), M. Cabell
Woodward, Jr. is currently serving as a member of the Board of Directors of the Corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

          On September 24, 1991, pursuant to the Letter Agreement, Newell purchased 150,000 shares of Series B Stock (including associated rights pursuant to the Corporation's Stockholder Rights
Plan) for an aggregate purchase price of $150,000,000. The funds used to acquire the Series B Stock came from general corporate funds and the sale of accounts receivable to Asset Securitization Cooperative Corporation pursuant to the terms of a Receivables Sale Agreement among Newell, ASCC and Canadian Imperial Bank of Commerce as Administrative Agent, attached as Exhibit 4 to the Statement on
Schedule 13D previously filed by Newell.


Item 4.   Purpose of Transaction.

          Newell purchased the Series B Stock as an investment and because it believed that its ownership of a minority interest in the Corporation would be beneficial to both Newell and the Corporation. The $150,000,000 received by the Corporation enabled it to reduce its outstanding indebtedness, and the investment gives Newell an interest in a company that sells some of the most recognized brands in the hardware industry through channels of distribution which are similar to Newell's and that has strong international operations. Newell also believed that the association of two companies with excellent reputations in the industry benefit both companies and that areas of mutual cooperation may develop.

          In early 1990, Newell purchased for investment a total of 2,841,200 shares of Common Stock of the Corporation in stock exchange transactions. At that time, the parties entered into a three-year agreement to limit any investment in each other and to refrain from soliciting proxies or participating in an election contest with respect to the other. About a year later, the Corporation and Newell commenced discussions about an additional investment by Newell, and the discussions led to the Letter Agreement providing for the purchase of the 150,000 shares of Series B Stock.

          Holders of shares of Series B Stock are entitled to receive cumulative quarterly cash dividends, if and when declared, at an annual rate of $77.50 per shares ($127.50 after a change in control). Each share of Series B Stock is entitled to 42.337 votes on all matters submitted to a vote of stockholders of the Corporation, and shares of Series B Stock generally will vote together with the shares of Common Stock as a single class. With certain exceptions, Newell will vote its stock in accordance with the recommendation of the Board of Directors of the Corporation or, in the absence of a recommendation, in the same proportion as the other stockholders. In accordance with the terms of the Letter Agreement, Newell is entitled to propose one mutually acceptable director to the Corporation's Board of Directors. If four quarterly dividends are unpaid, Newell will be entitled to elect a second director.

          Each share of Series B Stock is convertible into 42.337 shares of Common Stock. The number of shares of Common Stock into which each share of Series B Stock is convertible and the number of votes represented by each share of Series B Stock is subject to antidilution adjustments under certain circumstances.

          After five years, the Corporation may require conversion of the Series B Stock into Common Stock if the market price of the Common Stock has been equal to at least $50 per share on at least 20 trading days out of 30 consecutive trading days. After ten years, the Corporation is entitled to redeem the Series B Stock (and to purchase any Common Stock into which Series B Stock has been converted) based on then current market price of the Common Stock. Under certain circumstances, the Corporation also has the right to exchange $1,000 principal amount of 11% Convertible Subordinated Notes of the Corporation for each share of Series B Stock.

          In connection with the purchase of the Series B Stock, Newell agreed, for a period of ten years, not to purchase more than 15% of the Corporation's Common Stock (considering the Series B Stock for this purpose as if it had been converted into Common Stock) and to limit certain actions, including Newell's rights with respect to acquiring any assets of the Corporation, proposing a business combination or other extraordinary transaction involving the corporation, participating in the formation of a group which owns or seeks to acquire beneficial ownership of securities of the Corporation, soliciting proxies with respect to the Corporation, or otherwise seeking control of the Corporation. Newell's ability to sell the shares of Series B Stock and any shares of Common Stock now owned or hereafter acquired is limited to certain types of transactions, and the Corporation has a right of first refusal under certain circumstances. The standstill agreements described above will terminate in the event of a change in control of the Corporation, or at the end of ten years.

          The information contained in this Schedule 13D with respect to the Letter Agreement, Articles Supplementary and Standstill Agreement and to the Series B Stock is qualified in its entirety by reference to such documents, copies of which are attached as Exhibit 1 to the Statement on Schedule 13D previously filed by Newell and which are incorporated by reference herein.

          Except as described above, Newell has no plans or proposals which relate to or would result in any of the actions described in clauses (a)-(j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          (a) Newell presently owns 1,627,600 shares of Common Stock and 150,000 shares of Series B Stock of the Corporation. If Newell were to convert all of the Series B Stock into Common Stock, Newell would own approximately 8.7% of the Common Stock outstanding (based upon the number of shares reported outstanding in the Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 1995 and giving effect to the additional shares that would be outstanding upon conversion of the Series B Stock but not to the issuance of any other stock reserved for issuance by the Corporation). To the best of Newell's knowledge, none of the persons listed in Attachment I beneficially owns any Common Stock.

          (b) Newell has the sole power to vote and to dispose of the Common Stock and the Series B Stock.

          (c) Newell sold the following shares of Common Stock in brokerage transactions on the New York Stock Exchange on the dates and at the prices per share indicated:

                            Number of          Price Per
           Date              Shares              Share

          5/4/95            80,600            $30.50

          5/5/95             1,800             30.25

          5/8/95            68,600             30.6031

          5/9/95            68,000             30.1604

          5/10/95           87,000             30.1781

          5/11/95           60,000             30

          5/12/95           25,000             30

          5/15/95           10,000             30.1250

          5/16/95          145,000             30.0905

          5/17/95           95,000             30.4210

          5/18/95           40,000             30.64

          5/19/95          130,000             30.3365

          5/22/95          202,600             31.3864

          5/23/95          150,000             32.539

          5/24/95           25,000             31.93

          5/25/95           25,000             31.51

To the best of Newell's knowledge, none of the persons listed on Attachment I has effected any transaction in the Common Stock during the past sixty (60) days.


(d)-(e)   Not applicable.


Item 6. Contracts, Arrangements, Undertaking or Relationships With Respect to Securities of the Issuer.

          Exhibit 1 to the Statement on Schedule 13D previously filed by Newell sets forth certain documents with respect to securities of the Corporation and agreements between Newell and the Corporation, each of which is incorporated by reference to this Item.

Item 7.   Material to be Filed as Exhibits.

          (1) Letter Agreement dated as of August 13, 1991, and Form of Articles Supplementary (Exhibit A thereto) and Standstill Agreement (Exhibit B thereto) and the text of the Series B Stock certificate (Exhibit C thereto).

          (2)  Articles Supplementary as filed with the State
Department of Assessments and Taxation of the State of Maryland.

          (3)  Standstill Agreement dated as of September 24, 1991.

          (4) Receivables Sale Agreement dated as of September 6, 1991 among Newell, Asset Securitization Cooperative Corporation and Canadian Imperial Bank of Commerce.

                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  May 31, 1995



                              NEWELL CO.



                              By:  /s/ W. T. Alldredge
                                   -------------------------------
                                   William T. Alldredge
                                   Vice President -- Finance

                                               ATTACHMENT I
                                                NEWELL CO.

                                   Executive Officers and Directors of Newell

                              Residence or                                                      Present
Name                          Business Address                    Position with Newell          Principal Occupation
- ---------------------         --------------------------          ----------------------        ----------------------
Daniel C. Ferguson            Newell Co.                          Chairman of the Board         Chairman of the Board
                              One Millington Road                 of Directors                  of Directors of Newell
                              Beloit, Wisconsin 53511

William P. Sovey              Newell Co.                          Vice Chairman and Chief       Vice Chairman and Chief
                              One Millington Road                 Executive Officer             Executive Officer of
                              Beloit, Wisconsin 53511                                           Newell

Thomas A. Ferguson            Newell Co.                          President and Chief           President and Chief
                              One Millington Road                 Operating Officer             Operating Officer of
                              Beloit, Wisconsin 53511                                           Newell

Richard C. Dell               Newell Co.                          Group President               Group President of
                              One Millington Road                                               Newell
                              Beloit, Wisconsin 53511

William J. Denton             Newell Co.                          Group President               Group President of
                              One Millington Road                                               Newell
                              Beloit, Wisconsin 53511

Donald L. Krause              Newell Co.                          Senior Vice President -       Senior Vice President -
                              One Millington Road                 Corporate Controller          Corporate Controller of
                              Beloit, Wisconsin 53511                                           Newell

William T. Alldredge          Newell Co.                          Vice President -              Vice President -
                              One Millington Road                 Finance                       Finance of Newell
                              Beloit, Wisconsin 53511

William K. Doppstadt          Newell Co.                          Vice President -              Vice President -
                              One Millington Road                 Personnel Relations           Personnel Relations of
                              Beloit, Wisconsin 53511                                           Newell

Alton F. Doody                Newell Co.                          Director                      President and Chief
                              One Millington Road                                               Executive Officer of
                              Beloit, Wisconsin 53511                                           The Alton F. Doody Co.,
                                                                                                a marketing consulting
                                                                                                company

                              Residence or                                                      Present
Name                          Business Address                    Position with Newell          Principal Occupation
- ---------------------         --------------------------          ----------------------        ---------------------
Gary H. Driggs                Camelback Investment and            Director                      Chairman of Camelback
                              Management Co.                                                    Investment and
                              5080 North 40th Street                                            Management Co. and
                              Phoenix, Arizona 85018                                            Camelback Hotel Corp.

Elizabeth C. Millet           Newell Co.                          Director                      Cattle Rancher
                              One Millington Road
                              Beloit, Wisconsin 53511

Robert L. Katz                Newell Co.                          Director                      President, Robert L.
                              One Millington Road                                               Katz & Associates,
                              Beloit, Wisconsin 53511                                           consultants in
                                                                                                corporate strategy

John J. McDonough             Newell Co.                          Director                      Retired
                              One Millington Road
                              Beloit, Wisconsin 53511

Allan P. Newell               Newell Co.                          Director                      Private Investor
                              One Millington Road
                              Beloit, Wisconsin 53511

Henry B. Pearsall             Newell Co.                          Director                      Retired
                              One Millington Road
                              Beloit, Wisconsin 53511



To the best of Newell's knowledge, none of the above-listed persons during the past five years (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

All of the above-listed individuals are citizens of the United States.